The information in this pricing supplement is not complete and may be changed. We may not deliver these securities until a final pricing supplement is delivered. This pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

         Subject to completion, Pricing Supplement dated August 8, 2005

PROSPECTUS Dated November 10, 2004                 Pricing Supplement No. 69 to
PROSPECTUS SUPPLEMENT                     Registration Statement No. 333-117752
Dated November 10, 2004                                    Dated         , 2005
                                                                 Rule 424(b)(3)

                                 Morgan Stanley
                       GLOBAL MEDIUM-TERM NOTES, SERIES F
                           Senior Floating Rate Notes
                                --------------
                          ALPINES due August 31, 2015
                   Adjustable rate Liability ProtectIon NotEs
                                ("ALPINEs(TM)")

     Interest on the ALPINEs will be payable monthly and, beginning with the monthly interest payment payable in March 2006, will be paid at a variable rate equal to 10 times the excess, if any, of six-month U.S. dollar LIBOR as determined on the determination date for that monthly interest payment period over six-month U.S. dollar LIBOR as determined on the day we price the ALPINEs for initial sale to the public, which we refer to as the initial reference rate; provided that the monthly interest rate will be no greater than the ten-year Treasury Constant Maturity rate, as determined on the interest determination date for that monthly interest payment period. If for any monthly interest payment period beginning March 2006, six-month U.S. dollar LIBOR is less than or equal to the initial reference rate, there will be no payment of interest for that month.

     At maturity, in addition to the principal amount of the ALPINEs, the ALPINEs will pay a supplemental redemption amount, if any, equal to the difference between $200, which we refer to as the minimum total coupon, and the sum of all monthly interest payments paid over the term of the ALPINEs, including the interest payment paid on the maturity date. If the sum of all monthly interest payments over the term of the ALPINEs is equal to or exceeds the minimum total coupon, you will not receive any supplemental redemption amount.

     We, Morgan Stanley, may not redeem these ALPINEs prior to the maturity date. We describe the basic features of this type of note in the section called "Description of Notes--Floating Rate Notes" in the accompanying prospectus supplement, subject to and as modified by the provisions described below.

Principal Amount:           U.S. $

Maturity Date:              August 31, 2015

Settlement Date
  (Original Issue Date):    August 31, 2005

Interest Accrual Date:      August 31, 2005

Issue Price:                100%

Underwriter's Discounts
  and Commissions:             %

Proceeds to Company:           %

Specified Currency:         U.S. dollars

Redemption Percentage at
  Maturity:                 100%

Initial Interest Rate:         %, from and including the original issue date to
                            but excluding the initial interest reset date (calculated on a 30/360 day count basis).

Interest Rate:              The interest rate shall be determined as follows:
                            10 x (reference rate - initial reference rate)
                            (calculated on a 30/360 day count basis); provided that the interest rate for any interest payment period will not be less than 0.00% or greater than the maximum interest rate for such interest payment period.

Reference Rate:             LIBOR Telerate, as determined in arrears on the
                            interest determination date for such interest payment period.

Reference Rate Index
  Maturity:                 Six months

Initial Reference Rate:          %

Maximum Interest Rate:      The maximum interest rate for any interest payment
                            period shall be the CMT Rate, with a Designated CMT
                            Maturity Index of 10 years, as determined in arrears on the interest determination date for such interest payment period by reference to Bloomberg
                            Page H15T10Y, which page shall replace all references to Designated CMT Telerate Pages 7051 and 7052 in the accompanying prospectus supplement.

                                                   (Continued on the next page)

      Terms not defined above have the meanings given to such terms in the accompanying prospectus supplement.

                                 MORGAN STANLEY

Minimum Interest Rate:      0.00%

Supplemental Redemption     The supplemental redemption amount shall be
  Amount:                   determined as follows: minimum total coupon - sum
                            of all interest payments (including the interest payment, if any, due on the maturity date).

Interest Payment Dates:     The last day of each month, beginning September 30,
                            2005; provided that if any such day is not a business day, that interest payment will be made on the next succeeding business day; provided further that no adjustment will be made to any interest payment made on that succeeding business day.

Interest Payment Period:    Monthly

Initial Interest Reset
  Date:                     February 28, 2006

Interest Reset Dates:       The last day of each month, beginning February 28,
                            2006.

Interest Reset Period:      Monthly

Interest Determination      For any interest payment period, the fifth business
  Dates:                    day prior to the interest payment date for such
                            interest payment period.

Reporting Service:          Telerate (Page 3750)

Book-Entry Note or
  Certificated Note:        Book-entry note

Senior Note or
  Subordinated Note:        Senior note

Business Days:              Any day that is both a New York business day and
                            London banking day.

Calculation Agent:          JPMorgan Chase Bank, N.A.

Denominations:              $1,000

CUSIP:                      61745ESZ5

Other Provisions:           See below.


Risk Factors

     If on any interest determination date following the initial interest reset date the reference rate is at or below the initial reference rate, we will not pay any interest on the ALPINEs for that interest payment period.

     If the reference rate is below the initial reference rate on each interest determination date, you will receive no monthly interest payments on the ALPINEs after the initial interest reset date. It is also possible that the reference rate will remain below or not increase sufficiently above the initial reference rate (or remain above the initial reference rate for a sufficient number of monthly periods) so that you will not receive more than the minimum total coupon prior to the payment of the supplemental payment amount at maturity. In such a case, because the interest you receive may be limited to the minimum total coupon, the return on your investment in the ALPINEs (the effective yield to maturity) may be less than the amount that would be paid on an ordinary debt security. The interest payments on the ALPINEs and return of only the principal amount and minimum total coupon at maturity may not compensate you for the effects of inflation and other factors relating to the value of money over time.

     Furthermore, in interest payment periods following the initial interest reset date when the reference rate exceeds the initial reference rate, the monthly interest rate on the ALPINEs cannot exceed, and may be significantly less than, the then-current ten-year CMT Rate.

     The ALPINEs will be treated as contingent payment debt instruments for U.S. federal income tax purposes.

     You should also consider the tax consequences of investing in the ALPINEs. The ALPINEs will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes, as described in the section of this pricing supplement called "United States Federal Income Taxation." Under this treatment, if you are a U.S. taxable investor, regardless of your method of accounting, you will generally be required to accrue as ordinary income amounts based on the comparable yield (as defined in this pricing supplement) as determined by us, which may be in excess of any actual interest payments made on the ALPINEs in a particular taxable year. The amount of income a U.S. taxable investor will be required to recognize each year will be adjusted to the extent the amount of the actual interest payments on the ALPINEs differ from the projected amounts payable in such year. In addition, any gain recognized by U.S. taxable investors on the sale or exchange, or at maturity, of the ALPINEs generally will be treated as ordinary income. Please read carefully the section of this pricing supplement called "United States Federal Income Taxation".

     We urge you to consult with your investment, legal, tax, accounting and other advisors with regard to any proposed or actual investment in the ALPINEs.

Historical Information

     The following graph shows the historical monthly six-month LIBOR for the period August 1995 through July 2005. We obtained the information in the chart below from Bloomberg Financial Markets without independent verification. The interest rate paid on the ALPINEs for each month following the initial interest reset date on February 28, 2006 will be equal to 10 times the excess, if any, of the reference rate for that monthly interest payment period over the initial reference rate, subject to the maximum interest rate. Because the initial reference rate is fixed as of the date we price the ALPINEs for initial sale to the public, the actual interest rate paid on the ALPINEs will be different than the simple six-month LIBOR illustrated below. You should not take the historical levels of six-month LIBOR as an indication of future rates. Six-month LIBOR may decrease to or below the initial reference rate, in which case you will receive no interest payment during such interest payment periods. We cannot give you any assurance that six-month LIBOR will rise in accordance with any of the trends depicted below. Furthermore, we cannot give you any assurance that the interest rate on the ALPINEs for any interest payment period as determined by reference to six-month LIBOR will not exceed the maximum interest rate, in which case you will only receive the maximum interest rate on the ALPINEs for that period.

                                [GRAPH OMITTED]

     The following graph shows the historical monthly ten-year CMT Rate for the period August 1995 through July 2005. We obtained the information in the chart below from Bloomberg Financial Markets without independent verification. Following the initial interest reset date on February 28, 2006, the monthly interest rate will be no greater than the maximum interest rate, which will be equal to the ten-year CMT Rate on each interest determination date. However, because the interest rate for any interest payment period is determined primarily by reference to six-month LIBOR, you should not take the historical levels of the ten-year CMT Rate as an indication of the interest rate at which interest will accrue on the ALPINEs.

                                [GRAPH OMITTED]

United States Federal Income Taxation

     The following summary is based on the opinion of Davis Polk & Wardwell, our special tax counsel, and is a general discussion of the principal U.S. federal income tax consequences to initial investors in the ALPINEs that (i) purchase the ALPINEs at their Issue Price and (ii) will hold the ALPINEs as capital assets within the meaning of Section 1221 of the Code. Unless otherwise specifically indicated, this summary is based on the Code, administrative pronouncements, judicial decisions and currently effective and proposed Treasury regulations, changes to any of which subsequent to the date of this pricing supplement may affect the tax consequences described herein. This summary does not address all aspects of U.S. federal income taxation that may be relevant to a particular investor in light of the investor's individual circumstances or to certain types of investors subject to special treatment under the U.S. federal income tax laws, such as:

o    certain financial institutions;
o    tax-exempt organizations;
o    dealers and certain traders in securities or foreign currencies;
o investors holding a Note as part of a hedging transaction, straddle, conversion or other integrated transaction;
o U.S. Holders, as defined below, whose functional currency is not the U.S. dollar;
o    partnerships;
o nonresident alien individuals who have lost their United States citizenship or who have ceased to be taxed as United States resident aliens;
o corporations that are treated as controlled foreign corporations or passive foreign investment companies;

o Non-U.S. Holders, as defined below, that are owned or controlled by persons subject to U.S. federal income tax;
o Non-U.S. Holders for whom income or gain in respect of an ALPINE is effectively connected with a trade or business in the United States; and
o Non-U.S. Holders who are individuals having a "tax home" (as defined in Section 911(d)(3) of the Code) in the United States.

     If you are considering purchasing the ALPINEs, you are urged to consult your own tax advisor with regard to the application of the U.S. federal income tax laws to your particular situation as well as any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction.

     U.S. Holders

     This section only applies to you if you are a U.S. Holder and is only a brief summary of the U.S. federal income tax consequences of the ownership and disposition of the ALPINEs. As used herein, the term "U.S. Holder" means a beneficial owner of an ALPINE that is for U.S. federal income tax purposes:

o    a citizen or resident of the United States;
o a corporation created or organized in or under the laws of the United States or of any political subdivision thereof; or
o an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

     The ALPINEs will be treated as "contingent payment debt instruments" for U.S. federal income tax purposes. U.S. Holders should refer to the discussions under "United States Federal Taxation--Notes--Notes Linked to Commodity Prices, Single Securities, Baskets of Securities or Indices" and "United States Federal Taxation--Backup Withholding" in the accompanying prospectus supplement for a full description of the U.S. federal income tax and withholding consequences of ownership and disposition of a contingent payment debt instrument.

     At the time the ALPINEs are issued, we are required to determine a "comparable yield" for the ALPINEs, which is equal to the yield at which we would issue a fixed rate debt, noncontingent instrument with terms otherwise similar to those of the ALPINEs or the applicable federal rate, whichever is greater. We have determined that the "comparable yield" is an annual rate of % compounded monthly.

     Solely for the purpose of determining the amount of interest income that you will be required to accrue on the ALPINEs, we have constructed a "projected payment schedule" that represents a series of payments the amount and timing of which would produce a yield to maturity on the ALPINEs equal to the comparable yield. U.S. Holders of ALPINEs may obtain the projected payment schedule as determined by us by submitting a written request to: Legal Department, Morgan Stanley, 750 7th Avenue, New York, NY 10019-6825.

     In summary, U.S. Holders will, regardless of their method of accounting for U.S. federal income tax purposes, be required to accrue original issue discount ("OID") as interest income equal to the sum of the daily portions of interest (determined based on the "comparable yield") on the ALPINEs for each day in the taxable year that they held the ALPINE, adjusted upward or downward to reflect the difference, if any, between the actual and the projected amount of any contingent payments on the ALPINE as reflected on the projected payment schedule. The amount of interest income required to be recognized by a U.S. Holder on the ALPINE in any taxable year may be greater than or less than the stated interest received by the Holder on the ALPINE in such taxable year. In addition, any gain recognized by U.S. Holders on the sale or exchange, or at maturity, of the ALPINEs will generally be treated as ordinary income.

     The comparable yield and the projected payment schedule are not provided for any purpose other than the determination of U.S. Holders' OID accruals and adjustments in respect of the ALPINEs, and we make no representation regarding the actual amounts of payments on an APLINE.

     Non-U.S. Holders

     This section only applies to you if you are a Non-U.S. Holder. As used herein, the term "Non-U.S. Holder" means a beneficial owner of an ALPINE that is for U.S. federal income tax purposes:

o    a nonresident alien individual;
o    a foreign corporation; or
o    a foreign trust or estate.

     Tax Treatment upon Maturity, Sale, Exchange or Disposition of a Note. Subject to the discussion below concerning backup withholding, payments on an ALPINE by us or a paying agent to a Non-U.S. Holder and gain realized by a Non-U.S. Holder on the sale, exchange or other disposition of an ALPINE, will not be subject to U.S. federal income or withholding tax, provided that:

o such Non-U.S. Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of stock of Morgan Stanley entitled to vote and is not a bank receiving interest described in
     Section 881(c)(3)(A) of the Code; and
o the certification required by Section 871(h) or Section 881(c) of the Code has been provided with respect to the Non-U.S. Holder, as discussed below.

     Certification Requirements. Sections 871(h) and 881(c) of the Code require that, in order to obtain an exemption from withholding tax in respect of payments on the ALPINEs that are, for U.S. federal income tax purposes, treated as interest, the beneficial owner of an ALPINE certifies on Internal Revenue Service Form W-8BEN, under penalties of perjury, that it is not a "United States person" within the meaning of Section 7701(a)(30) of the Code. If you are a prospective investor, you are urged to consult your own tax advisor regarding these certification requirements.

     Estate Tax. Individual Non-U.S. Holders and entities the property of which is potentially includible in such an individual's gross estate for U.S. federal estate tax purposes (for example, a trust funded by such an individual and with respect to which the individual has retained certain interests or powers), should note that, absent an applicable treaty benefit, an ALPINE will be treated as U.S. situs property subject to U.S. federal estate tax if payments on the ALPINE, if received by the decedent at the time of death, would have been

o subject to United States federal withholding tax (even if the W-8BEN certification requirement described above were satisfied), or
o effectively connected to the conduct by the holder of a trade or business in the United States.

     If you are considering purchasing the ALPINEs, you are urged to consult your own tax advisor regarding the U.S. federal estate tax consequences of investing in the ALPINEs.

     Information Reporting and Backup Withholding. Information returns may be filed with the U.S. Internal Revenue Service (the "IRS") in connection with the payments on the ALPINEs as well as in connection with the proceeds from a sale, exchange or other disposition. A Non-U.S. Holder may be subject to U.S. backup withholding on such payments or proceeds, unless the Non-U.S. Holder complies with certification requirements to establish that it is not a United States person, as described above. The certification requirements of Sections 871(h) and 881(c) of the Code, described above, will satisfy the certification requirements necessary to avoid backup withholding as well. The amount of any backup withholding from a payment to a Non-U.S. Holder will be allowed as a credit against the Non-U.S. Holder's U.S. federal income tax liability and may entitle the Non-U.S. Holder to a refund, provided that the required information is furnished to the IRS.